UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ARC Wireless Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0005 Par Value

(Title of Class of Securities)

03878k207

(CUSIP Number)

Brean Murray Carret Group Inc.

40 West 57th Street

20th Floor

New York, New York 10019

(212) 231-3918

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

John A. Elofson

Michelle H. Shepston

Davis Graham & Stubbs LLP

1550 17th Street

Suite 500

Denver, Colorado 80202

(303) 892-9400

September 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO REPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

1.	Names of Reporting Persons Brean Murray Carret Group Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 429,532

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 429,532

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,532

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Q Management Services (PTC) Ltd., as Trustee of the PQ II Trust and as Trustee of the PQ III Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 429,532

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 429,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,532

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Phyllis Quasha

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 429,532

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 429,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,532

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons NCC Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 173,653

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 173,653

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.62%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Telnem Holdings LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,950

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,950

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.09%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons Nemazee Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Hassan Nemazee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 242,134

	8.	Shared Voting Power 177,703

	9.	Sole Dispositive Power 242,134

	10.	Shared Dispositive Power 177,703

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 419,837 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.58%

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 242,134 shares owned by Mr. Nemazee individually, 173,653 shares owned by NCC Limited, 2,950 shares held by Telnem Holdings LLC and 1,100 shares held by Nemazee Capital Corporation.

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates is common stock, $0.0005 par value (the “Common Stock”), of ARC Wireless Solutions, Inc. (the “Issuer”), whose principal executive offices are located at 210601 West 48th Avenue, Wheat Ridge, Colorado 80033-2660.

Item 2.	Identity and Background

This statement on Schedule 13D (the “Statement”) is being jointly filed by each of the following persons (being herein collectively referred to as the “Reporting Persons”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the Common Stock: Brean Murray Carret Group Inc., a British Virgin Islands company (“Brean”); Q Management Services (PTC) Ltd., a British Virgin Islands company (“Q Management”), as Trustee of the PQ II Trust, a trust administered under the laws of the British Virgin Islands (“PQ II”) and as Trustee of the PQ III Trust, a trust administered under the laws of the British Virgin Islands (“PQ III”); Phyllis Quasha (“Quasha”); NCC Limited, a British Virgin Islands company (“NCC Limited”); Telnem Holdings LLC, a New York limited liability company (“Telnem”);  Nemazee Capital Corporation, a New York corporation (“NCC”); and Hassan Nemazee (“Nemazee”).

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

The Reporting Persons are filing this Statement because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement.  Except as expressly otherwise set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

Prior to the filing of this Statement, Evansville Limited, a British Virgin Islands company (“Evansville”), who reported beneficial ownership of 428,625 shares of Common Stock, ceased to beneficially own such shares and all beneficial interest of every kind and nature in the Common Stock was acquired by Brean as part of a corporate restructuring.

Q Management, as Trustee of PQ II and as Trustee of PQ III, owns all of the capital stock of Brean. Vicali Services (BVI) Inc., a British Virgin Islands company (“Vicali”), is the sole director of Brean, and Susan V. Demers, a United States citizen (“Demers”), and Margaret Price Findlay, a citizen of Trinidad and Tobago (“Findlay”), are the directors of Vicali. Q Management is the sole trustee of each of PQ II and PQ III.  Each of PQ II and PQ III are revocable trusts.  Vicali is the sole director of Q Management.  Quasha, an Australian citizen, is the settlor of each of PQII and PQIII and, as such, is in a position, indirectly, to determine the investment and voting positions made by Brean.

Prior to the filing of this Statement, on October 30, 2008, Hudson River Investments, Inc., a British Virgin Islands company (“Hudson”), who was the beneficial owner of 242,134 shares of Common Stock, transferred all of its right, title and interest in its shares of Common Stock to Nemazee as repayment of debt owed by Hudson to Nemazee.

Nemazee, a United States citizen, is the sole shareholder, sole director and sole officer of each of NCC Limited and NCC, and the sole managing member of  Telnem.  As such, Nemazee is in a position to determine the investment and voting positions made by each of Telnem, NCC Limited and NCC.

The principal business address and principal business or occupation of each Reporting Person and each other person identified above is as follows:

Name	Business Address	Principal Business or Occupation

Brean Murray Carret Group Inc.	Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Investment holding company

Q Management Services (PTC) Ltd., as Trustee of the PQ II Trust and as Trustee of the PQ III Trust	Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Private trust company

Phyllis Quasha	Lyford Suites Suite 12 Lyford Cay Club Nassau, New Providence The Bahamas	Retired

Vicali Services (BVI) Inc.	Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Company administration

Susan V. Demers	Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Attorney

Margaret Price Findlay	Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Attorney

NCC Limited	Tropic Isle Building P.O. Box 3331 Road Town, Tortola British Virgin Islands VG 1110	Investment holding company

Telnem Holdings	40 W. 57th Street 20th Floor New York, New York 10019	Investment holding company

Nemazee Capital Corporation	40 W. 57th Street 20th Floor New York, New York 10019	Investment holding company

Hassan Nemazee	40 W. 57th Street 20th Floor New York, New York 10019	Personal investor

During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As described in Item 5(c) below, Brean Murray purchased the 37,066 shares of Common Stock for an aggregate purchase price of $146,518.19 and financed the purchase through cash on hand, and NCC Limited purchased the 35,647 shares of Common Stock for an aggregate purchase price of $142,058.71 and financed the purchase through cash on hand.

The information related to the transfer of the Common Stock previously owned by Hudson described in Item 2 above is incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes.   The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer’s business and industry.  Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

The Reporting Persons intend to nominate an alternative slate of directors for election to the Issuer’s Board of Directors at the earliest possible opportunity.

Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

The Reporting Persons’ intention as described above would result in a change in the present board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)           The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 849,369 shares of Common Stock as of October 30, 2008, which was approximately 27.48% of the outstanding Common Stock on such date (all computations of the percentage of outstanding Common Stock set forth herein are based on a total of 3,090,838 shares of Common Stock outstanding as of October 2, 2008 as reported in the Issuer’s proxy statement for its 2008 annual meeting of shareholders, as filed with the Securities and Exchange Commission on October 3, 2008).  As of October 30, 2008, each Reporting Person beneficially owns the following number of shares of Common Stock:

Name of Filing Person	Number of Shares Beneficially Owned		Percent of Outstanding

Brean Murray Carret Group Inc.	429,532	(1)	13.9%

Q Management Services (PTC) Ltd., as Trustee of the PQ II and as Trustee of the PQ III Turst	429,532		13.9%

Phyllis Quasha	429,532		13.9%

NCC Limited	173,653		5.62%

Telnem Holdings	2,950		0.09%

Nemazee Capital Corporation	1,100		0.04%

Hassan Nemazee	419,837	(1) (2)	13.58%

(1)           The record owner of the Common Stock owned by Brean is Evansville, and the record owner of the Common Stock held by Nemazee is Hudson.

(2)           Consists of 242,134 shares owned individually by Nemazee pursuant to the transfer of ownership by Hudson as described in Item 2 above, 172,953 shares owned by NCC Limited, 2,950 shares owned by Telnem and 1,100 shares owned by NCC.

(b)           Brean is deemed to solely have the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by Brean.  Because of their relationship to Brean as identified in Item 2 above, each of Q Management, as Trustee of PQ II and as Trustee of PQ III, Vicali, Demers, Findlay, Q Management and Quasha share voting and dispositive power with regard to the Common Stock owned by Brean and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock owned by Brean.

Each of NCC Limited, NCC and Telnem are deemed to solely have the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by each of them.  Because of Nemazee’s relationship to each NCC Limited, NCC and Telnem as identified in Item 2 above, Nemazee may be deemed to have indirect beneficial ownership of the Common Stock beneficially owned by each of NCC Limited, NCC and Telnem.

Nemazee is deemed to solely have the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by him.

(c)           The following transactions were effective by the identified parties during the sixty days preceding the date of filing of this Schedule 13D:

Reporting Person	Date	Buy/Sell	Number of Shares	Price Per Share

Brean Murray	Sept. 2nd	Buy	1,603 shares	$4.2984
Brean Murray	Sept. 9th	Buy	2,200 shares	$4.1492
Brean Murray	Sept. 15th	Buy	1,500 shares	$4.10
Brean Murray	Sept. 16th	Buy	3,451 shares	$4.1314
Brean Murray	Sept. 18th	Buy	3,236 shares	$4.1233
Brean Murray	Sept. 25th	Buy	1,424 shares	$4.10
Brean Murray	Sept. 29th	Buy	5,251 shares	$4.0979
Brean Murray	Sept. 30th	Buy	1,730 shares	$4.00
Brean Murray	Oct. 1st	Buy	708 shares	$4.00
Brean Murray	Oct. 2nd	Buy	11,000 shares	$3.9455
Brean Murray	Oct. 7th	Buy	2,300 shares	$3.90
Brean Murray	Oct. 20th	Buy	1,200 shares	$2.75
Brean Murray	Oct. 24th	Buy	565 shares	$2.6561
Brean Murray	Oct. 30th	Buy	898 shares	$2.75

NCC Limited	Sept. 3rd	Buy	1,600 shares	$4.2984
NCC Limited	Sept. 10th	Buy	2,106 shares	$4.1492
NCC Limited	Sept. 16th	Buy	1,419 shares	$4.10
NCC Limited	Sept. 17th	Buy	3,400 shares	$4.1314
NCC Limited	Sept. 18th	Buy	3,200 shares	$4.1233
NCC Limited	Sept. 26th	Buy	1,400 shares	$4.10
NCC Limited	Sept. 29th	Buy	5,000 shares	$4.0979
NCC Limited	Sept. 30th	Buy	1,600 shares	$4.00
NCC Limited	Oct. 1st	Buy	700 shares	$4.00
NCC Limited	Oct. 3rd	Buy	11,000 shares	$3.9455
NCC Limited	Oct. 7th	Buy	2,242 shares	$3.90
NCC Limited	Oct. 21st	Buy	1,180 shares	$2.75
NCC Limited	Oct. 24th	Buy	500 shares	$2.6561
NCC Limited	Oct. 30	Buy	700 shares	$2.75

Nemazee	Oct. 30	Buy	242,134 shares	N/A

The transaction listed above relating to Nemazee was made in a privately negotiated transaction. The transactions listed above relating to Brean and NCC Limited were effected on the NASDAQ Capital Market.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Jason Young, a director of the Issuer and representative of Brean and Nemazee, has been appointed by the Reporting Persons to effect the purposes described in Item 4 above.  The Reporting Persons may grant Mr. Young proxies to vote the Common Stock held by each Reporting Person in the event a meeting is held as contemplated in Item 4.

Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

The information set forth under Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated November 3, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2008

BREAN MURRAY CARRET GROUP INC.			Q MANAGEMENT SERVICES (PTC) LTD.
By: Vicali Services (BVI) Inc.			By: Vicali Services (BVI) Inc.
Its Director			Its Director
	By:	/s/ Susan V. Demers	By:	s/ Susan V. Demers
	Name: Susan V. Demers		Name: Susan V. Demers
	Title: Director		Title: Director

NCC LIMITED			TELNEM HOLDINGS LLC

By:	/s/ Hassan Nemazee		By:	/s/ Hassan Nemazee
Name: Hassan Nemazee			Name: Hassan Nemazee
Title: Director			Title: Manager

NEMAZEE CAPITAL CORPORATION

By:	/s/ Hassan Nemazee
Name: Hassan Nemazee
Title: Director

/s/ Phyllis Quasha			/s/ Hassan Nemazee
Phyllis Quasha			Hassan Nemazee

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).